SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)

                              VTX ELECTRONICS CORP.
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                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of class of securities)

                                    918388109
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                       OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 31, 1996
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

            Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
  1              NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     STEEL PARTNERS II, L.P.
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  2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                       (b) / /
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  3              SEC USE ONLY

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  4              SOURCE OF FUNDS*
                          PF
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  5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                             / /
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  6              CITIZENSHIP OR PLACE OR ORGANIZATION

                          DELAWARE
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  NUMBER OF          7          SOLE VOTING POWER
   SHARES
 BENEFICIALLY                          500,000(2)
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                         8          SHARED VOTING POWER

                                          -0-
                ----------------------------------------------------------------
                         9          SOLE DISPOSITIVE POWER

                                        500,000(2)
                ----------------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER

                                        -0-
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 11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                                       500,000(2)
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 12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                          / /
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 13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        3.8%
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 14              TYPE OF REPORTING PERSON*

                          PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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(2)  Relates to certain warrants which are exercisable  within sixty days of the date hereof to purchase 500,000 shares of Common Stock of the Issuer.

================================================================================
  1              NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  STEEL PARTNERS SERVICES, LTD.
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  2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                        (b) / /
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  3              SEC USE ONLY

--------------------------------------------------------------------------------
  4              SOURCE OF FUNDS*
                          00
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  5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                              / /
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  6              CITIZENSHIP OR PLACE OR ORGANIZATION

                          NEW YORK
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  NUMBER OF           7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                          1,000,000(3)
 OWNED BY
   EACH
 REPORTING
PERSON WITH
                   -------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
                   -------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           1,000,000(3)
                   -------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
 11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                                  1,000,000(3)
--------------------------------------------------------------------------------
 12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
 13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     7.3%
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 14             TYPE OF REPORTING PERSON*

                                  CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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(3) Relates to certain warrants which are exercisable  within sixty days of the date hereof to purchase 500,000 shares of Common Stock of the Issuer and 1,250 shares of Senior Cumulative Preferred Stock convertible within sixty days of the date hereof into 500,000 shares of Common Stock of the Issuer.

================================================================================
  1              NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       WARREN LICHTENSTEIN
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  2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                   (b) / /
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  3              SEC USE ONLY

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  4              SOURCE OF FUNDS*
                          00
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  5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                         / /
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  6              CITIZENSHIP OR PLACE OR ORGANIZATION

                          USA
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 NUMBER OF          7          SOLE VOTING POWER
  SHARES
BENEFICIALLY                            1,500,000(4)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                         8          SHARED VOTING POWER

                                             - 0 -
                 ---------------------------------------------------------------
                         9          SOLE DISPOSITIVE POWER

                                             1,500,000(4)
                 ---------------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER

                                             - 0 -
--------------------------------------------------------------------------------
 11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                          1,500,000(4)
--------------------------------------------------------------------------------
 12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
 13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              10.6%
--------------------------------------------------------------------------------
 14              TYPE OF REPORTING PERSON*

                          IN
========================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(4) Relates to certain warrants which are exercisable within sixty days of the date hereof to purchase 1,000,000 shares of Common Stock of the Issuer and 1,250 shares of Senior Cumulative Preferred Stock convertible within sixty days of the date hereof into 500,000 shares of Common Stock of the Issuer.

         This constitutes Amendment No. 1 ("Amendment No. 1") to Schedule 13D filed by the undersigned on or about April 15, 1996 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 1, the Schedule 13D, as amended, remains in full force and effect. This Amendment No. 1 is being filed by the Reporting Persons, to report, among other things, (a) the sale of 1,250 shares of Senior Cumulative Preferred Stock and debentures by Steel Partners II, and
(b) that Mr. Lawrence Butler is no longer a member or officer of Steel Partners, L.L.C. ("Partners LLC"), the general partner of Steel Partners II or an officer, director and stockholder of Steel Partners Services, Ltd., a New York corporation ("Services"). Defined terms shall have the meaning specified in the
Schedule 13D, except as otherwise provided herein.

         Item 2 is amended to read in its entirety as follows:

Item 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), and Warren G. Lichtenstein. Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, Chairman of the Board, Chief Executive Officer and Secretary. The sole executive officer, director and stockholder of Services is Warren Lichtenstein who is Chairman of the Board, Chief Executive Officer and Secretary. Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II and Services, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II and Services, respectively. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

         (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in securities of microcap companies. The principal business of Services is providing management and advisory services.

         Services acquired beneficial ownership of the 1,000,000 Shares reported herein for the account of Quota Fund N.V., a Netherlands Antilles investment corporation ("Quota"). George Soros, in his capacity as sole proprietor of Soros Fund Management, has filed a separate Schedule 13D ("Soros Schedule 13D") relating to the ownership of the 1,000,000 Shares described herein as being beneficially owned by Services. Any information relating to such

1,000,000 Shares or Quota not otherwise contained herein is incorporated herein by reference to the Soros Schedule 13D. The Reporting Persons have been advised that none of Quota, Mr. Soros or any other persons identified in the Soros
Schedule 13D is part of any group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Lichtenstein is a citizen of the United States of America.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 12,652,000 Shares of Common Stock outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1996, plus such number of shares of Common Stock not presently outstanding subject to issuance upon exercise or conversion with 60 days of the Securities owned by each such Reporting Person.

As of the close of business on January 1, 1997:

         Based on the beneficial ownership by Steel Partners II of the Securities described herein, Steel Partners II beneficially owns 500,000 Shares, constituting approximately 3.8% of the Common Stock outstanding; and Services beneficially owns 1,000,000 Shares, constituting approximately 7.3% of the Common Stock outstanding. Collectively, the Reporting Persons beneficially own 1,500,000 Shares, constituting approximately 10.6% of the Common Stock outstanding. Mr. Lichtenstein may be deemed to beneficially own 1,500,000 Shares, representing approximately 10.6% of the Common Stock outstanding, by virtue of this authority to vote, to the extent such securities have voting rights, and dispose of the 500,000 Shares beneficially owned by Steel Partners II and the 1,000,000 Shares managed by Services. The Securities and the March Securities were acquired by Steel Partners II and Quota, at the direction of Services, directly from the Issuer through a private transaction as described herein.

         Shares issuable upon exercise of the B-2 Warrants and the March Warrants and certain warrants issued in June 1996 are not reported herein as being beneficially owned by the Reporting Person because such warrants are not exercisable within 60 days. The Debentures, March Debentures and the June 1996 Debentures are not reported herein as being beneficially owned by the Reporting Person because they are not convertible into Shares.

         The Debentures, March Debentures and certain debentures purchased in June 1996 (the "June 1996 Debentures") and the $1,250 shares of Senior Cumulative Preferred Stock (the "Preferred Stock") owned by Steel Partners II were privately sold on December 31, 1996 for $500.

         Item 5(c) is amended by adding the following:

         On December 31, 1996, Steel Partners II sold the Debentures, the March Debentures, the June Debentures and the Preferred Stock owned by Steel Partners II for $500 in a privately negotiated transaction.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 6, 1997


                                        STEEL PARTNERS II, L.P.,

                                        By:      STEEL PARTNERS, L.L.C.
                                                 general partner


                                        By: /S/ Warren Lichtenstein
                                            ------------------------
                                                Warren Lichtenstein,
                                                Chairman of the Board


                                        STEEL PARTNERS SERVICES, LTD.



                                        By: /S/ Warren Lichtenstein
                                            ------------------------
                                                Warren Lichtenstein,
                                                Chairman of the Board


                                        /S/ Warren Lichtenstein
                                        -----------------------
                                            Warren Lichtenstein